EXHIBIT 99.2

CONSENT OF QUALIFIED PERSON

Geoff Reed. B App Sc . MAusIMM (CP)
PO Box 6071 Dural NSW Australia 2158
Ph: +61 2 9654 0001 Mob: +61 419 202 619 Email: geoff@reedeyton.com

CONSENT OF QUALIFIED PERSON

1.           I, Geoffrey Charles Reed. B App Sc. MAusIMM (CP), consent to the public filing of the technical report titled “Amended and Restated Technical Report for the Olserum REE Deposit Southern Sweden” and dated April 2, 2013 and amended and restated on June 20, 2013 (the “Technical Report”) by Tasman Metals Ltd. (the “Company”).

2.           I also consent to any extracts from or a summary of the Technical Report in the news releases of the Company dated February 19, 2013, February 27, 2013 and July 11, 2013 (the “News Releases”).

3.           I certify that I have read the News Releases being filed by the Company and that they fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 11th day of July, 2013.

“Geoffrey Reed”
Geoffrey Charles Reed. B App Sc. MAusIMM (CP)

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